Filed by ACI Worldwide, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934

Subject Company: S1 Corporation

Commission File No.: 000-24931

FOR IMMEDIATE RELEASE

ACI WORLDWIDE EXTENDS EXPIRATION DATE FOR S1 EXCHANGE OFFER;

ENTERS INTO TIMING AGREEMENT WITH DOJ

NEW YORK, November 30, 2011 – ACI Worldwide, Inc. (Nasdaq: ACIW) announced today that it has extended its exchange offer for all of the outstanding shares of common stock of S1 Corporation (Nasdaq: SONE) until 5:00 p.m., Eastern time, on Thursday, December 29, 2011, unless further extended.

The Company also announced that ACI and S1 have entered into an agreement with the U.S. Department of Justice (the “DOJ”) in order to permit the DOJ additional time to review the information furnished by ACI and S1 to the DOJ under the U.S. premerger clearance laws (the “HSR Act”). The agreement also provides that ACI and S1 will give the DOJ ten days notice prior to closing the transaction and will not close the transaction before January 31, 2012 without the DOJ’s prior consent.

ACI and S1 have furnished a substantial portion of the information requested by the DOJ pursuant to the previously announced second request for information and agreed to certify compliance with the DOJ’s information request within seven days.

As previously announced, the DOJ’s second request for information is focused on the card payments business. In 2010, S1’s card payments business generated approximately $11.9 million in revenue in the United States.

The Company stated: “ACI is pleased to have submitted information in connection with the second request and looks forward to continuing to work with the DOJ so that it can expeditiously complete its review of the proposed transaction.”

There can be no assurance as to what actions the DOJ may take in connection with the proposed acquisition or whether the DOJ may seek to extend the January 31, 2012 end date based on its review of the information provided by ACI and S1. There can also be no assurance whether the DOJ will consent to any request to close the transaction before January 31, 2012.

About ACI’s Proposed Acquisition of S1

ACI agreed to acquire S1 for approximately $360 million in cash and 5.8 million ACI shares on October 3, 2011. Under the agreement, S1 stockholders may elect to receive $10.00 in cash or 0.3148 shares of ACI stock for each S1 share they own, subject to proration, such that in the aggregate 33.8% of S1 shares are exchanged for ACI shares and 66.2% are exchanged for cash. The exchange offer is subject to various conditions, including the expiration or termination of the waiting period under the HSR Act and the absence of injunctions.

Except for the extension of the exchange offer expiration date, all other terms and conditions of the exchange offer remain unchanged as of November 30, 2011.

As of November 30, 2011, 36,488,324 shares of S1 common stock had been validly tendered in, and not withdrawn from, the exchange offer, representing approximately 66.1% of the outstanding S1 shares.

Wells Fargo Securities, LLC is acting as financial advisor to ACI. Wells Fargo Bank, N.A. is acting as the exchange agent for the exchange offer. Jones Day is acting as legal advisor to ACI.

About ACI Worldwide

ACI Worldwide powers electronic payments for more than 800 financial institutions, retailers and processors around the world, with its broad and integrated suite of electronic payment software. More than 90 billion times each year, ACI’s solutions process consumer payments. On an average day, ACI software manages more than US$12 trillion in wholesale payments. And for more than 160 organizations worldwide, ACI software helps to protect their customers from financial crime. To learn more about ACI and understand why we are trusted globally, please visit www.aciworldwide.com. You can also find us on www.paymentsinsights.com or on Twitter @ACI_Worldwide.

Forward-Looking Statements

This press release contains forward-looking statements based on current expectations that involve a number of risks and uncertainties. All opinions, forecasts, projections, future plans or other statements, other than statements of historical fact, are forward-looking statements and include words or phrases such as “believes,” “will,” “expects,” “anticipates,” “intends,” “estimates,” “our view,” “we see,” “would” and words and phrases of similar import. The safe harbor provisions of the Private Securities Litigation Reform Act of 1995 do not apply to any forward-looking statements made in connection with an exchange offer.

We can give no assurance that such expectations will prove to have been correct. Actual results could differ materially as a result of a variety of risks and uncertainties, many of which are outside of the control of management. These risks and uncertainties include, but are not limited to, the following: (1) that a transaction with S1 may not be completed on a timely basis; (2) negative effects on our business or S1’s business resulting from the pendency of the proposed transaction; (3) that we may not achieve the synergies and other expected benefits within the expected time or in the amounts we anticipate; (4) that we may not be able to promptly and effectively integrate the merged businesses; and (5) that we may be required to divest assets in order to obtain regulatory approvals. Other factors that could materially affect our business and actual results of operations are discussed in our most recent 10-Ks and registration statement on Form S-4, as well as other filings with the SEC available at the SEC website at www.sec.gov.

Available Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. ACI has filed with the SEC a registration statement on Form S-4 containing a prospectus and other documents with respect to the proposed acquisition of S1 and mailed the prospectus to S1 shareholders. S1 has filed a Solicitation/Recommendation Statement on Schedule 14D-9, as amended, with the SEC. INVESTORS AND SECURITY HOLDERS OF S1 AND ACI ARE URGED TO READ THE APPLICABLE PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN AND WILL BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain free copies of the registration statement, prospectus and other documents filed with the SEC by ACI through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ACI will be available free of charge on ACI’s internet website at www.aciworldwide.com or by contacting ACI’s Investor Relations Department at 646-348-6706.

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For more information contact

Media Contacts:

James Golden / Scott Bisang / Aaron Palash

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

Investor Contacts:

Art Crozier / Jennifer Shotwell / Scott Winter

Innisfree M&A Incorporated

(212) 750-5833

Tamar Gerber

Vice President, Investor Relations & Financial Communications

ACI Worldwide, Inc.

(646) 348-6706